UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 30, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On June 30, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following forty (40) townhomes from our sponsor, Seed InvestCo, LLC (“Sponsor”), through the purchase of Hearthstone Commons TH, LLC, which entity was wholly owned by our Sponsor:

Property Addresses:

3027 Hearthstone Way, Augusta, GA, 30909

3029 Hearthstone Way, Augusta, GA, 30909

3031 Hearthstone Way, Augusta, GA, 30909

3033 Hearthstone Way, Augusta, GA, 30909

3035 Hearthstone Way, Augusta, GA, 30909

3037 Hearthstone Way, Augusta, GA, 30909

3039 Hearthstone Way, Augusta, GA, 30909

3043 Hearthstone Way, Augusta, GA, 30909

3045 Hearthstone Way, Augusta, GA, 30909

3047 Hearthstone Way, Augusta, GA, 30909

3049 Hearthstone Way, Augusta, GA, 30909

3051 Hearthstone Way, Augusta, GA, 30909

3053 Hearthstone Way, Augusta, GA, 30909

3055 Hearthstone Way, Augusta, GA, 30909

3404 Briar Rose Court, Augusta, GA, 30909

3405 Briar Rose Court, Augusta, GA, 30909

3406 Briar Rose Court, Augusta, GA, 30909

3407 Briar Rose Court, Augusta, GA, 30909

3408 Briar Rose Court, Augusta, GA, 30909

3409 Briar Rose Court, Augusta, GA, 30909

3410 Briar Rose Court, Augusta, GA, 30909

3411 Briar Rose Court, Augusta, GA, 30909

3412 Briar Rose Court, Augusta, GA, 30909

3413 Briar Rose Court, Augusta, GA, 30909

3414 Briar Rose Court, Augusta, GA, 30909

3415 Briar Rose Court, Augusta, GA, 30909

3418 Briar Rose Court, Augusta, GA, 30909

3419 Briar Rose Court, Augusta, GA, 30909

3420 Briar Rose Court, Augusta, GA, 30909

3421 Briar Rose Court, Augusta, GA, 30909

3422 Briar Rose Court, Augusta, GA, 30909

3423 Briar Rose Court, Augusta, GA, 30909

3424 Briar Rose Court, Augusta, GA, 30909

3425 Briar Rose Court, Augusta, GA, 30909

3426 Briar Rose Court, Augusta, GA, 30909

3427 Briar Rose Court, Augusta, GA, 30909

3431 Briar Rose Court, Augusta, GA, 30909

3433 Briar Rose Court, Augusta, GA, 30909

3435 Briar Rose Court, Augusta, GA, 30909

3437 Briar Rose Court, Augusta, GA, 30909

Description:	Hearthstone Commons TH, LLC consists of 40 townhomes that sit on approximately 2 acres. The Briar Rose Court and Hearthstone Way townhomes are approximately 1,500 square-foot each with a 3 bedroom and 2.5 bathrooms.

Purchase Price by Roots:	$9,123,369 allocated purchase price

Current Market Value:	$9,600,000

Item 1. Fundamental Changes

Property Acquisitions

On June 30, 2025, the Company completed the acquisition of the following curated property from our Sponsor, that was previously wholly owned by Flipside 4, LLC:

Property Address:	5839 Trent Walk Drive Lithonia GA 30038
Description:	This 1,453-square-foot townhome was built in 1987, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.09 acres.
Purchase Price by Roots:	$194,000 allocated purchase price
Current Market Value:	$200,000

Item 1. Fundamental Changes

Property Acquisitions

On June 30, 2025, the Company completed the acquisition of the following two (2) curated properties from our Sponsor, that were previously wholly owned by our Sponsor:

Property Address:	7220 Little Fawn Parkway Palmetto GA 30268
Description:	This 1,260-square-foot ranch style home was built in 2002, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.33 acres.
Purchase Price by Roots:	$228,000 allocated purchase price
Current Market Value:	$243,000

Property Address:	5281 Oakridge Drive Stone Mountain GA 30083
Description:	This 1,664-square-foot townhome was built in 1984, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.06 acres.
Purchase Price by Roots:	$175,000 allocated purchase price
Current Market Value:	$204,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 07/03/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.